Exhibit 99.1

Ecopetrol publishes the text of the amendment to its bylaws that will be submitted for consideration at its general shareholders' meeting

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that within the period for the exercise of the right of inspection of its shareholders, it has published the text of the amendments to its bylaws that will be submitted for consideration at the general shareholders' meeting, which will be held on March 23, 2018.

The text can be found in the following link:

www.ecopetrol.com.co/english/amendments-bylaws-2017.pdf

Bogotá D.C., March 1, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Capital Markets Manager

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co